Filed Pursuant to Rule 424(b)(7)

File Number 333-158473

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Maximum Offering Price Per Unit(1)	Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock $0.10 par value per share	1,827,874	$7.44	$13,599,382	$759

(1)

Estimated in accordance with Rules 457(c) and 457(h) under the Securities Act of 1933, solely for the purpose of calculating the registration fee on the basis of $7.44 per share, which is the average of the high and low prices of the Company’s Common Stock as reported on the New York Stock Exchange on August 28, 2009

Prospectus Supplement

To Prospectus dated April 7, 2009

1,827,874 shares

MICRON TECHNOLOGY, INC.

Common Stock

This prospectus supplement relates to the offer and sale of an aggregate of 1,827,874 shares of common stock, par value $0.10 per share, of Micron Technology, Inc.(the “Common Stock”) by the selling stockholders listed under the heading “Selling Stockholders.” We issued these shares on August 11, 2009 in a private transaction related to our acquisition of the assets of Displaytech, Inc. pursuant to an asset purchase agreement dated May 13, 2009.

This prospectus supplement should be read in conjunction with the prospectus, and is qualified by reference to the prospectus, except to the extent that the information presented herein supersedes the information contained in the prospectus.  This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

Our Common Stock is listed on the New York Stock Exchange under the symbol “MU.” On August 28, 2009, the last reported sale price of our Common Stock was $7.56 per share.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 41 of our most recent quarterly report on Form 10-Q for the fiscal quarter ended June 4, 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus are accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 31, 2009.

SELLING STOCKHOLDERS

On May 13, 2009, we completed the acquisition of certain assets of Displaytech, Inc., now known as DT FLCO, Inc. (“Displaytech”).  In connection with this acquisition, we issued 1,827,874 shares of Common Stock to Displaytech on August 11, 2009.  On August 31, 2009 Displaytech distributed its shares to the selling stockholders, all of whom are former securityholders of Displaytech. Of the 1,827,874 shares of Common Stock issued in the Displaytech acquisition, 609,291shares are being held in escrow (the “escrow shares”) to provide a source of payment for potential indemnification obligations arising under our purchase agreement with Displaytech. The escrow shares may be sold by Displaytech on behalf of the selling stockholders during the term of the escrow, but the proceeds (less broker’s commissions) from the resale must be deposited into the escrow until they are released from escrow in accordance with the terms of the purchase agreement and the escrow agreement. We will not receive any of the proceeds from the sale of the shares of Common Stock offered by this prospectus supplement, except to the extent that escrow shares are sold and the proceeds thereof are paid to us from the escrow to satisfy  indemnification claims.

The following table sets forth information about each of the selling stockholders, the number of shares of Common Stock beneficially owned by each of the selling stockholders prior to this offering and the number of shares of Common Stock being offered from time to time pursuant to this prospectus supplement. We prepared this table based on information supplied to us by or on behalf of the selling stockholders and we have not sought to verify the information. We have assumed for purposes of this table that each of the selling stockholders will sell all of the shares offered by that selling stockholder pursuant to this prospectus supplement. However, the selling stockholders listed in this table do not necessarily intend to sell any or all of their shares pursuant to this prospectus supplement. Information about the selling stockholders may change from time to time. Any changed information will be set forth in a prospectus supplement or post-effective amendment to the registration statement of which the accompanying prospectus is a part, if required by applicable law. Except as set forth below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.

Name	Number of Shares of Common Stock Beneficially Owned (1)	Percent of Class	Number of Shares of Common Stock Offered Hereby	Number of Shares of Common Stock to be Owned After Completion of this Offering (2)

Alad Technology, N.V. Dowe Zalm Center Unit F-1 Kaya Douwe Zalm PO Box 6131 Curacao Netherlands, Antilles	12,289	*	12,289	0
Allen & Company Incorporated (+) 711 Fifth Avenue New York, NY 10022	116,745	*	116,745	0
Baker Investments, LLC 485 Washington Avenue Pleasantville, NY 10570	24,578	*	24,578	0
DT FLCO Inc. 960 S. Broadway Avenue Boise, ID 83706	609,291	*	609,291	0
Dtech Investments, LLC 960 Broadway Avenue PO Box 70019 Boise, ID 83707	788,160	*	788,160	0
Needham Capital Partners III (Bermuda), L.P. (+)(3) 445 Park Avenue, 3rd Floor New York, NY 10022	43,515	*	43,515	0
Needham Capital Partners III, L.P. (+)(4) 445 Park Avenue, 3rd Floor New York, NY 10022	210,436	*	210,436	0
Needham Capital Partners III-A, L.P. (+)(4) 445 Park Avenue, 3rd Floor New York, NY 10022	22,550	*	22,550	0
Norman Quinn 203 Blackhawk Road Highland Park, IL 60035	310	*	310	0

*	Less than one percent (1%).
+	The selling stockholder is an affiliate of a registered broker-dealer.

(1) Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes securities held by persons who possess sole or shared voting power or investment power with respect to those securities and includes securities that are or will become exercisable within 60 days after August 31, 2009.

(2) Assumes that each selling stockholder will sell all of such stockholder’s shares of Common Stock being registered hereby. Based on each selling stockholder’s beneficial ownership of shares of Common Stock as of August 31, 2009.

(3) Needham Capital Management (Bermuda), LLC (445 Park Avenue, New York, NY 10022) is the general partner of the selling stockholder. George A. Needham, John J. Prior and Thomas P. Shanahan, as managing members of this general partner, have shared voting and investment discretion over the registrable securities.

(4) Needham Capital Management, LLC (445 Park Avenue, New York, NY 10022) is the general partner of the selling stockholder. George A. Needham, John J. Prior and Thomas P. Shanahan, as managing members of this general partner, have shared voting and investment discretion over the registrable securities.